UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SILGAN HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-22117	06-1269834
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Landmark Square

Stamford, Connecticut 06901

(Address of principal executive offices)

Frank W. Hogan, III

Senior Vice President,

General Counsel and Secretary

(203) 975-7110

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Silgan Holdings Inc. (which may be referenced as “Silgan,” “it,” “we,” “us” or “our”) manufactures sustainable rigid packaging solutions for consumer goods products. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we conducted a reasonable country of origin inquiry (“RCOI”) to assess whether “conflict minerals” (in the form of tin, tantalum, tungsten and gold) necessary to the functionality or production of products we manufactured or contracted to manufacture in 2020 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). In accordance with the rules of the Securities and Exchange Commission, our analysis and disclosure excludes product lines of the dispensing operations that we acquired from the Albéa Group in June 2020.

A copy of the Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 hereto and is also publicly available on our internet website at www.silganholdings.com/formsdandconflictmineralsreport.

Item 1.02. Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01.	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2021	By:	/s/ Frank W. Hogan, III
	Name:	Frank W. Hogan, III
	Title:	Senior Vice President, General Counsel and Secretary

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